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October 7, 2022

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, D.C. 205499

Attention: Mr. Jason P. Fox

Re:	SEI Asset Allocation Trust (File No. 811-07445)
SEI Institutional Investment Trust (File No. 811-07257)

Jason P. Fox

This letter responds to comments given by you to SEI Investments Global Funds Services (“SEI”), in its capacity as administrator for SEI Asset Allocation Trust and SEI Institutional Investment Trust (the “Trust” or “Funds”), in a communication dated September 1, 2022. The comments provided relate to the Trust’s March 31, 2021 and May 31, 2021 annual reports to shareholders filed on Form N-CSR and the respective N-CEN filing for the Trust. SEI provides the Funds with administrative and accounting services, as well as with officers and other personnel, and submits these responses on behalf of the Funds.

We have reproduced the substance of your comments below, with each comment followed by the Trust’s corresponding response.

SEC Comment 1:

SEI Asset Allocation Trust and SEI Institutional Investment Trust – Form N-CEN for the periods ended 03/31/2021 and 05/31/2021, respectively, indicate at item B.13 that a claim was filed against D&O insurance. Please discuss in correspondence the issues and outcomes related to this claim. If this claim is related to specific funds in the Trust, please indicate.

Trust Response to Comment 1:

In response to your comment, information about the claims filed against D&O insurance and the issues and outcomes related to those claims will be provided supplementally and confidentially via letter dated October 7, 2022.

©2022 SEI

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SEC Comment 2:

Form N-CEN (Item B.22) for the period ended 05/31/2021 for SEI Institutional Investments Trust indicates that SIIT EMERGING MARKETS DEBT FUND had a NAV error during the period however the staff did not locate disclosure in the financial statements related to such error. Please describe the nature and circumstances of the error, associated internal control implications, mitigating actions and amounts reimbursed, if any. In addition, if amounts have been reimbursed, please explain, citing applicable U.S. GAAP, Regulation S-X and other accounting guidance, why the Fund has not disclosed these reimbursement amounts in its financial statements.

Trust Response to Comment 2:

In response to your comment, information about the NAV error during the period, including the nature and circumstances of the error, associated internal control implications, mitigating actions and amounts reimbursed, will be provided supplementally and confidentially via letter dated October 7, 2022.

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Very truly yours,
/s/ Ankit Puri
Ankit Puri
Controller and Chief Financial Officer

cc:	Robert A. Nesher Stephen Panner Dave McCann

©2022 SEI